March 1, 2012

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Registrant”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PEA No. 57 filed on December 30, 2011

Dear Ms. Browning:

Below is a summary of the comments I received from you on February 23, 2012 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – Please confirm that all principal strategies and risks are disclosed as required by Item 4 of Form N-1A.

Response 1:	We confirm this.

Comment 2:	Global Comment – Please refrain from using equivocal terms (e.g., other, including, but not limited to) in the Funds’ Principal Investment Strategies. Please correct this in future filings.

Response 2:	We acknowledge this comment and will consider this principle in drafting and revising disclosure in future filings to the extent required by Rule 421(d) under the Securities Act or other applicable law.

Comment 3:	Premier Short-Duration Bond Fund – Please consider separating the first paragraph of the Principal Investment Strategies into more than one paragraph.

Response 3:	We will make this change.

Comment 4:	Global Comment – Emerging Markets Risk is combined with Foreign Investment Risk; if Emerging Markets applies as a risk, then it should apply as a strategy.

Response 4:	We consider Emerging Markets Risk to be a subset of Foreign Investment Risk. If Emerging Markets Risk specifically applies to a Fund, it is noted as part of that Fund’s strategy.

Comment 5:	Global Comment – For those Funds which invest in securities of foreign issuers, please revise to make clear what types of securities or debt this includes (e.g. Eurobonds).

Response 5:	We have revised the disclosure to make this change.

Comment 6	Global Comment – For Funds with waivers/expense caps, please confirm that the waiver/expense cap extends for a full 365 days.

Response 6:	We confirm this.

Comment 7	Global Comment – For Funds with waivers/expense caps, to the extent there is a carveout, please confirm that the footnotes reflect this.

Response 7:	We confirm this.

Comment 8:	Global Comment – In the Fees and Expenses of the Fund section, please revise the footnote to state that to the extent any excluded expenses are incurred, the expenses will be greater than those provided in the fee table.

Response 8:	We will make this change.

Comment 9:	Global Comment – In the Fees and Expenses of the Fund section, please revise the lead-in paragraph to track the wording provided in Item 3 of Form N-1A. Also, is there any SAI disclosure to refer to?

Response 9:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanations contain comparable information to that shown.” We believe that our disclosure is therefore in compliance with the Form. In addition, there is no SAI disclosure to refer to.

Comment 10:	Global Comment – In the Fees and Expenses of the Fund section, for Funds with Acquired Fund Fees and Expenses greater than .01%, please confirm there is a separate line item accordingly.

Response 10:	We confirm this.

Comment 11:	Global Comment – In the Principal Investment Strategies section for those Funds which have a high portfolio turnover rate, please change “The Fund may engage in active and frequent trading…” to “The Fund will engage in active and frequent trading…”

Response 11:	For applicable Funds, we will change the disclosure to “The Fund expects that it will engage in active and frequent trading and so will typically have a relatively high portfolio turnover rate.”

Comment 12:	Global Comment—We note the fund describes investments in derivative instruments. As such, please review the fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response 12:	We have reviewed our disclosures in light of the Letter.

Comment 13:	Global Comment—If derivatives are used for speculative purposes then this needs to be explained.

Response 13:	We think that we’ve appropriately included all of our reasons for using derivatives (for hedging or for other purposes) and that no further clarification is needed.

Comment 14:	Global Comment – please revise the language “total return swaps (for hedging purposes or to gain exposure to investments the Fund cannot or would prefer not to own directly)” in plain English.

Response 14:	We will change “or to gain exposure to investments the Fund cannot or would prefer not to own directly” to “or to gain exposure to securities or markets in which it might not be able to invest directly.”

Comment 15:	Global Comment – In the Mortgage- and Asset-Backed Securities Risk, “among other risks” should be removed, the specific risks should be clarified, and the specific assets backing the securities should be listed.

Response 15:	We think our disclosure is appropriate for this summary description and that the additional disclosure you request is adequately described in the Item 9 disclosure.

Comment 16:	Premier Inflation-Protected and Income Fund – you provide an average credit quality but need to disclose the types of credit qualities in which the Fund will invest.

Response 16:	We have revised the disclosure to make this change.

Comment 17:	Cover Page – Please remove parentheticals referencing former names of Funds.

Response 17:	We will make this change.

Comment 18:	Global Comment – In the Purchase and Sale of Fund Shares section, please confirm that there are no minimum initial or subsequent investment requirements.

Response 18:	We confirm that there are no such minimums.

Comment 19:	Global Comment – The “Payments to Broker-Dealers and Other Financial Intermediaries” section should track Form N-1A.

Response 19:	Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We believe that our disclosure is therefore in compliance with the Form.

Comment 20:	In the Buying, Redeeming and Exchanging Shares section, the staff objects to the clause “must subsequently communicate the request properly to the Funds” regarding purchase, redemption, and exchange orders submitted through an intermediary. A shareholder should get the next NAV as soon as the intermediary receives the order.

Response 20:	We are not aware of any legal basis for the requested change. The language in the prospectus is intended to accurately reflect the nature of the agency relationship between the Funds and the intermediary.

Comment 21:	In the Buying, Redeeming and Exchanging Shares section, please clarify the parenthetical “(generally within one Business Day)” relating to the rejection of any purchase order.

Response 21:	We will remove the parenthetical.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:

We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from their non-

principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Fundamental Investment Restrictions – For #2 (commodities), please clarify the reference to the Fund’s Prospectus and SAI, such as including a footnote to clarify that this will not supersede any requirement for obtaining shareholder approval of a change.

Response 2:	Reference to the Fund’s Prospectus and SAI is not intended to circumvent any requirement that we go to shareholders. The investment restriction is intended to make clear that each Fund reserves the right to engage in these types of transactions without limit, and the reference to the Prospectus and SAI is intended to make clear that the types of transactions the Funds may enter into may change from time to time (for example, when new types of futures contracts become available).

Comment 3:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 3:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Premier Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company